Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

August 16, 2022

Mr. Ryan Lichtenfels

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TuanChe Ltd (CIK No. 0001743340)
Response to the Staff’s Comments on the Registration Statement on Form F-3 Filed on August 2, 2022

Dear Mr. Lichtenfels and Ms. Jaskot,

On behalf of our client, TuanChe Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments from the Staff on August 10, 2022 on the amendment No.3 to the registration statement on Form F-3 filed on August 2, 2022. Concurrently with the submission of this letter, the Company is submitting its amendment No.4 to the Registration Statement (“Amendment No.4”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.4.

Responses to the comments contained in the Staff’s letter dated August 10, 2022

Recent Regulatory Development, page 7

1.	We note your revisions in response to comment 3. Please revise your disclosure to state, if accurate, that you have obtained all permissions and approvals to operate your business and the business of the VIE, and remove the reference to your "main business operations." Please make similar revisions elsewhere as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No.4.

Exhibit Index, page II-4

2.	Your exhibit index indicates that certain exhibits, such as the legal opinions regarding the validity of the securities and certain Cayman Islands and PRC tax matters, will be filed as an exhibit to a post-effective amendment or as an exhibit to a report filed under the Exchange Act. These exhibits must be filed with the Form F-3 prior to effectiveness. Please file these exhibits, and revise the Exhibit Index accordingly.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

austin     beijing     boston     BOULDER     brussels     hong kong     london     los angeles     new york     palo alto
SALT LAKE CITY     san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

In response to the Staff’s comment, the Company has revised the exhibit index on page II-4 of Amendment No.4 and filed (1) a form of opinion regarding the legality of the securities being registered under the registration statement on Form F-3 first filed on May 13, 2022 and the amendments thereto as exhibit 5.2 and (2) a form of  opinion of the Company’s PRC legal counsel regarding certain PRC tax matters as exhibit 8.2. The Company will file the executed opinions as exhibits to an Exchange Act report, which will be incorporated by reference into the registration statement on Form F-3 and the accompanying prospectus supplement(s) when the type of securities that will be issued and associated disclosure that will be needed are determined.

If you have any questions regarding the Amendment No.4, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to Charles Yin at Marcum Bernstein & Pinchuk, LLP, by telephone at 86-20-3877-1089, or by email at charles.yin@marcumbp.com. Marcum Bernstein & Pinchuk, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:	Wei Wen, Chairman and Chief Executive Officer, TuanChe Ltd Chenxi Yu, Chief Financial Officer, TuanChe Ltd